EXHIBIT 21.1
SUBSIDIARIES

		Percentage
Subsidiary	Incorporated In	Owned
Medicis, The Dermatology Company®	Delaware	100%
Dermavest, Inc.	Nevada	100%
Medicis Manufacturing Corporation	Delaware	100%
GenDerm Corporation	Delaware	100%
Medicis Canada Ltd.	Canada	100%
Ucyclyd Pharma, Inc.	Maryland	100%
Medicis Pediatrics, Inc.	Delaware	100%
Medicis Aesthetics Holdings Inc.	Delaware	100%
Medicis Aesthetics Inc.	Delaware	100%
Dermavest Swedish Holdings AB	Sweden	100%
HA North American Sales AB	Sweden	100%
Medicis Aesthetics Canada Ltd.	Canada	100%
Aesthetica Ltd.	Bermuda	100%
9 TV LLC	Delaware	100%